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                                                                 CONFORMED COPY

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):       X   Form 10-K    ___ Form 20-F   ___ Form 11-K   ___ Form 10Q
                  ----
                  ___ Form N-SAR    ___ Form N-CSR

                  For Period Ended:   December 31, 2004
                                    --------------------------------------------

                                     PART I

Full name of registrant:        CAMBREX CORPORATION
                                -------------------
Former Name if applicable: N/A
Address of Principal executive office (Street and number)
                              ONE MEADOWLANDS PLAZA
                        EAST RUTHERFORD, NEW JERSEY 07073

                                     PART II
                             RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


     The Company has filed this fifteen-day extension for submission of its 2004 Form 10-K with the Securities and Exchange Commission (SEC), as permitted by 1934 Exchange Act Rule 12b-25, in order to afford the Company the necessary time to complete the assessment of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The Company expects to be able to complete such assessment within the time provided by this Form

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12b-25, at which time the Company would file its complete Annual Report on Form
10-K for the year ended December 31, 2004, including management's report on internal control over financial reporting.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.
                  Luke M. Beshar
                  Executive Vice President
                  Chief Financial Officer
                  Cambrex Corporation
                  One Meadowlands Plaza
                  East Rutherford, New Jersey 07073
                  201-804-3010

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                  X Yes          No
                                                 ---          ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    Yes        X No
                                                 ---          ---

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Cambrex Corporation
                    ------------------ --------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Cambrex Corporation
Date:    March 16, 2005                     By:      /s/Luke M. Beshar
      ------------------------------           ------------------------
                                            Name:    Luke M. Beshar
                                            Title:   Executive Vice President
                                                     Chief Financial Officer